Exhibit 99.77

BITZERO BLOCKCHAIN INC.

Management’s Discussion and Analysis

For the year ended September 30, 2025

(expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

1.	MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for Bitzero Blockchain Inc. (“Bitzero” or the “Company”), on a consolidated basis, for year ended September 30, 2025.

This document should be read in conjunction with the information contained in the Company’s audited consolidated financial statements and related notes for the year ended September 30, 2025 (the “2025 Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) and “USD” amounts and references in this MD&A are in United States dollars.

Unless otherwise stated, in preparing this MD&A the Company has taken into account information available to it up to the date of this MD&A, January 28, 2026, being the date the Company’s board of directors (the “Board”) approved this MD&A and the corresponding financial statements. All quarterly information contained herein is unaudited.

This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This MD&A contains information up to and including January 28, 2026.

2.	CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to our objectives and the strategies to achieve these objectives, expected hashrate growth and fleet efficiency; anticipated expansion of capacity at the Norwegian facility; expected economies of hosting arrangements; liquidity and capital resources; the impact of the April 2028 Bitcoin halving on mining economics; and the timing and magnitude of planned equipment purchases, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that infer actions, events or results with terminology such as “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, prospects and risks at a point in time in the context of historical and possible future developments and, therefore, the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking information is based upon numerous assumptions and is subject to a number of known and unknown risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors that are discussed in greater detail under “Risk Factors and Uncertainties”.

Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, readers are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions were made in preparing the forward-looking information concerning availability of capital resources, business performance, market conditions, and customer demand.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

2.	CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION (CONT’D)

Forward looking information is based on the following material factors and assumptions: (i) average BTC prices and transaction fees within management’s planning ranges; (ii) network difficulty consistent with recent trends; (iii) stable access to competitively priced hydroelectric power and grid availability in NO4; (iv) fleet uptime and curtailment consistent with historical performance and grid flexibility agreements; (v) the availability of mining equipment on disclosed timelines and budget; (vi) hosting customer demand and adherence to contractual terms. Actual results may differ materially due to risks and uncertainties described under “Risk Factors and Uncertainties”.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation.

Forward-looking information is subject to the risks and uncertainties described under “Risk Factors and Uncertainties” in this MD&A. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein is provided as of the date hereof, and we do not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

3.	OVERVIEW AND SIGNIFICANT EVENTS

(a)	General information

Bitzero Blockchain Inc. (the “Company” or “Bitzero”), was incorporated under the laws of the Province of British Columbia on April 16, 2021. The Company’s registered office is located at 925-1000 Cathedral Place, West Georgia Street, Vancouver, British Columbia V6C 3L2 Canada.

Bitzero has cryptocurrency mining activities in Norway, solely focused on the mining of the bitcoin (“Bitcoin”). The business of Bitcoin mining focuses on the utilization of specialized equipment to solve complex computational problems to validate transactions on the Bitcoin blockchain and receiving Bitcoin in return for successful services.

These mining activities are conducted by Exanorth AS (“Exanorth”), a Norwegian limited liability entity controlled by Bitzero Blockchain Inc., which holds a data center in Norway (the “Data Center”) for the provision of data processing services for the mining of digital currency.

(b)	Basis of consolidated reporting

The consolidated financial statements include the accounts of the Company and subsidiaries. Subsidiaries are entities controlled by the Company. The financial transactions of subsidiaries are included in the consolidated financial statements from the date control is obtained. Control occurs when the Company is exposed to, or has the right to, variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Intercompany balances, transactions, income, and expense are eliminated and gains or losses on intercompany transactions are eliminated. Where the Company does not own 100% of the subsidiary or associate, non-controlling interest is classified as a component of equity. The accounting policies of subsidiaries are the same as those of the Company.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(b)	Basis of consolidated reporting (cont’d)

	Subsidiary	Ownership at	Ownership at	Country of
		30-Sep-25	30-Sep-24	incorporation
	Exanorth AS	100%	100%	Norway
	Bitzero Inc.	100%	100%	Barbados
	Bitzero ND I	100%	100%	United States
	Bitzero ND II	100%	100%	United States
	Zetanorth AS	100%	0%	Norway
	Bitzero Finland Oy	100%	0%	Finland

(c)	Description of the business

Data centers are physical facilities that are used to house computer systems and associated components, IT infrastructure, critical applications, and data for applications and services. Data centers can be used for a variety of purposes and support the needs of large-scale applications, including but not limited to Bitcoin mining, cloud computing, web hosting, processing large data sets, providing the foundation for artificial intelligence, machine learning, and more. Data center designs are based on computing and networking solutions and include components such as routers, switches, firewalls, storage systems, and more.

Bitcoin mining is the process by which new Bitcoins are created and transactions are verified and added to the public ledger known as the Bitcoin Blockchain (the “Blockchain”). Mining is conducted by miners using hardware and software to generate a cryptographic number that is equal to or less than a number set by the Bitcoin network’s algorithm. Bitcoin self-mining refers to the process by which a miner validates Bitcoin transactions and adds them to the Blockchain ledger without relying on a trusted third party.

“Hashrate” is a measure of the computational power used in the mining process of cryptocurrencies, it indicates how many hash functions a miner can perform per second. Generally, the higher the Hashrate, the more attempts a miner can make to add new blocks to the Blockchain. Bitcoin Hashrates are generally measured through exahashes per second (EH/S); one exahash equals 1018 hashes, which means EH/S indicates how many quintillion hash calculations can be performed in one second. EH/S represent high levels of computational power associated with large-scale mining operations or data centers.

Data center hosting is a service where companies and organizations store and manage their IT infrastructure in third-party data centers, enabling them to use the same the services, features, and capabilities of a data center without building their own infrastructure. Data center hosting comes in various forms, including the following: (i) dedicated hosting: a client rents an entire server, giving them full control over its resources; (ii) shared hosting: multiple clients share the same server and its resources, making it more cost-effective but with limited control; (iii) virtual private server hosting: a server is divided into multiple servers, offering more control and resources than shared hosting; and (iv) cloud hosting: resources are distributed across multiple servers, allowing for scalability and flexibility.

Bitzero was created to disrupt and innovate in the Blockchain and data center spaces to move markets away from unsustainable data and mining practices. It is engaged in the development and operation of data centers and related energy infrastructure, Bitcoin self-mining, and high performance computing (“HPC”) hosting.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(c)	Description of the business (cont’d)

Bitzero’s primary objective is to address the increasing demand for IT energy infrastructure driven by the growth of Blockchain technology and other HPC applications by leveraging advanced technology and energy-efficient solutions. By creating harmony with local authorities, investors, and customers, Bitzero aims to become a leader in Blockchain mining and HPC hosting in a sustainable fashion and set a new global standard for best practices in clean energy sourcing, heat capture, and sustainability within local communities.

The Company’s strategic objective is to become a leader in sustainable blockchain mining and high-performance computing hosting, leveraging advanced technology and energy-efficient solutions.

(d)	Products and services

Exanorth owns a 50,000 square meter property in Norway (the “First Norway Property”), powered 100% by hydroelectric energy, and is in the low-cost NO4 region of Norway where it benefits from cooler temperatures, proximity to network lines including polar cables, and on-site security. The First Norway Property has infrastructure optimized for very low carbon displacement, given that is powered by 100% hydro energy.

On February 21, 2024, Exanorth entered into a flexibility services agreement (the “Flexibility Services Agreement”) in connection with its First Norway Property. Through the Flexibility Services Agreement, Exanorth adjusts energy usage at the First Norway Property to stabilize the power grid. When Exanorth engages in stabilization efforts, it is compensated under the terms of the Flexibility Services Agreement while also supporting sustainability.

The First Norway Property provides Bitzero with an advantageous location for cryptocurrency mining for the following key reasons: (i) Norway is committed to large scale expansion of data center businesses; (ii) low temperatures reduce server cooling costs, significantly lowering the dependency on excessive energy use; (iii) clean outside air limits the maintenance required to keep machines in working condition; (iv) the First Norway Property is located next to the local power grid which supplies energy to the Data Center located in Norway. Since the grid is so close to the First Norway Property, the grid fee is low, and energy produced is conserved; (v) fast and reliable internet connection enables dependable communications; and (vi) hydropower accounts for 90% of Norwegian electricity production, which is considered to be the cheapest source of renewable energy.

The First Norway Property has approximately 320MW total capacity. 40MW of active capacity at the First Norway Property is being used by the Data Center in Norway, and the remaining capacity is expected to be activated through development and grid updates in two phases. Exanorth intends to expand active capacity at the First Norway Property over the coming months and has approval to support expansion of 70MW, adding up to a total of 110MW in phase 1, with a subsequent phase expected to add 210MW, bringing total active capacity to 320MW upon completion.

In August 2024, Exanorth received approval from the Norwegian Water Resources and Energy Directorate to operate as a utility, which means that Exanorth can control the First Norway Property’s own electrical supply, and energy distribution and grid costs.

The Data Center is located on the First Norway Property. Currently, the Data Center operates as Bitzero’s self-mining revenue-generating operations and is the focal point of Bitzero’s operations.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(d)	Products and services (cont’d)

All the Bitcoin that is self-mined at the Data Center is rewarded from the Luxor Mining Pool (as defined above) and owned by the Barbadian Subsidiary.

The Norway Data Center is powered by hydro energy and Bitcoin mining operations at the Norway Data Center have a Hashrate of 1.82 EH/S. Currently, the site has 32 containers and 11,219 miners.

ND I, LLC acquired a property located at 81st Street, Nekoma, County of Cavelier, and State of North Dakota (the “North Dakota Property”) in July 2022 pursuant to an agreement with Cavelier County Job Development Authority dated July 18, 2022 (the “North Dakota Property Purchase Agreement”). The North Dakota Property is over 184 acres and benefits from a diversified energy mix including wind, natural gas, and grid sources, ensuring reliability and efficiency.

The North Dakota Property has total capacity of approximately 200MW-300MW. Currently, there is 2.5MW of active capacity that is immediately available but not currently being used, and further inactive capacity that can be accessed once studies are conducted, facilities are built, and investments in system upgrades are made. Additionally, on the North Dakota Property, there is an 80,000-gallon diesel tank and additional liquid storage tank, which can provide large-scale back-up power supplies, enabling the North Dakota Property to operate independently of other electrical suppliers.

The North Dakota Property houses a currently non-operational data center (the “Nekoma Pyramid”). The Nekoma Pyramid was initially built in the late 1960s with initial commissioning occurring in 1975 during the cold war. It consequently has desirable security characteristics well suited for storing highly sensitive information.

The Nekoma Pyramid’s special features and competitive advantages are summarized as follows: (i) Potential to offer customers an extremely high level of physical security due to its original design as a government defense installation, making it useful for clients with strict requirements in the areas of data protection and physical security; (ii) Fully reinforced concrete and steel, designed to protect building contents; and (iii) There are redundant power feeds available, which are built to work into the redundant power systems in datacenters and ensure that power gets delivered to all functional server components and acts as physical power supplies sample space for onsite generation and fuel storage.

ND I, LLC and Bitzero are in the process of developing the North Dakota Property and planning the use of the Nekoma Pyramid for their operations. On August 1, 2024, ND I, LLC entered into an agency agreement with Cushman & Wakefield U.S., Inc. (the C&W Agency Agreement”). Pursuant to the C&W Agency Agreement, the North Dakota Property may be sold or leased to a third-party, or ND I, LLC may retain the North Dakota Property for its own use.

Another central component of Bitzero’s business model is Bitcoin mining. Bitzero is focused on Bitcoin mining because it is the most efficient way for Bitzero to convert energy into sustainable cash flows. This method is predictable, straightforward to manage, and not excessively capital-intensive, with relatively low upfront costs. It involves directly converting energy into cash flows through capital expenditure and infrastructural projects. Currently, all of Bitzero’s Bitcoin mining operations are conducted at the Data Center. Bitzero and its subsidiaries do not mine any other cryptocurrency assets. On December 15, 2021, the Barbadian Subsidiary entered into a data services agreement with Exanorth (the “Barbadian-Exanorth Data Services Agreement”). Pursuant to the Barbadian-Exanorth Data Services Agreement, all Bitcoin that is self-mined at the Data Center is owned by the Barbadian Subsidiary.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(d)	Products and services (cont’d)

The process by which cryptocurrency coins or tokens are created and transactions are verified is called mining. A user or miner operates a publicly distributed mining client, which turns the user’s computer into a “node” on the network that validates blocks. In order to add blocks to the Bitcoin Blockchain, a miner must map an input data set (i.e., the Blockchain plus a block of the most recent transactions and an arbitrary number called a “nonce”) to a desired output data set of a predetermined length using an algorithm. As more miners join the network and its processing power increases, the network adjusts the complexity of the block solving equation to maintain a pace of adding a new block to the Blockchain approximately every 10 minutes. Below is further disclosure on the specific steps taken in Bitcoin mining operations, including how Bitzero currently engages in Bitcoin mining.

Bitcoin miners must first secure land with allocated energy resources, typically measured in MW. After that, the Bitcoin mining site must be prepared for site construction. At the Data Center, substantiation construction took place which required building a 40MW substation to convert high-voltage grid power to low voltage. The necessary electrical cabling was installed and then contracts with the local energy grid providers were entered into to secure fixed energy prices for 5 years. On January 1, 2023, Exanorth and an energy provider entered into two power delivery agreement (the “Energy Provider Power Agreement”), whereby the energy provider provides physical power delivery and additional services to the First Norway Property. All electricity and power supplied to the Data Center is through the energy provider through the Energy Provider Power Agreement.

Bitcoin mining containers are used so that owners and investors can move mining rigs easily. In essence, Bitcoin mining containers are shipping containers equipped with the necessary components to conduct mining operations, including power supply units, cooling systems, security measures, and fire suppression systems. Each Bitcoin mining container houses several mining computers in racks, consuming approximately 1MW of power each. The number of mining units per container varies (typically between 200 and 312), depending on the equipment. The containers include racks for miners, power distribution units (PDUs), cooling systems to maintain optimal temperatures, and fire suppression systems.

Every 10 minutes, a new block is added to the Blockchain ledger by all the mining computing power existing in the world, comprising approximately 4,500 Bitcoin transactions. Every 10 minutes, the global Bitcoin network rewards miners with 3.125 Bitcoins. This results in a total daily reward of 450 Bitcoins for all miners combined. This reward amount halves approximately every four years (once the right block height is reached). The Bitcoin reward per unit of mining equipment is predictable at the time of purchase but varies over time based on market share. For example, if there are 9 equally powerful mining units globally and Bitzero adds one more, Bitzero would receive 10% of the daily 450 Bitcoin reward. Currently, the total network computing power is over 800 exahashes per second (EH/s), while the most efficient single miner operates at approximately 0.0002 EH/s.

Bitzero focuses on self-mining at the Data Center and earns revenue through the amount of Bitcoin mined. On May 26, 2022, Bitzero and Luxor Technology Corporation (“Luxor”) entered into a services agreement (the “Luxor Services Agreement”) pursuant to which Bitzero engaged Luxor to set up a mining pool (the “Luxor Mining Pool”) and provide maintenance of the Luxor Mining Pool on a cloud host that Luxor and Bitzero have access to. Pursuant to the Luxor Services Agreement, Luxor also shall provide maintenance of the software underlying the Luxor Mining Pool, that has the specification of a commercially standard cryptocurrency Mining Pool (the “Luxor Software”), which is licensed by Luxor to Bitzero.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

3.       OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(d)	Products and services (cont’d)

The Luxor Software includes any other software intentionally delivered to Bitzero, such as updates delivered pursuant to maintenance and support services and/or hosting services provided by Luxor. The Luxor Agreement references a block reward, consistent of a combination of: (a) the amount of newly minted Bitcoins in each block as fixed by the Bitcoin protocol (the “Block Subsidy”), and (b) fees paid by users of the Bitcoin network to have their transactions included in the current block (the “Transaction Fees”. These fees are aggregated per block and typically paid out to the miner who solved the block by being combined with the Block Subsidy into one transaction output (the “Block Reward”). The aggregate Block Reward paid to all miners is aggregated for calculation purposes (the “Total Miner Reward”). Pursuant to the Luxor Services Agreement, Luxor receives 0.20% of each Total Miner Reward and Bitzero will receive the remaining 99.80% of each Total Miner Reward. Currently, the Block Subsidy of newly minted Bitcoins in each block is 3.125 Bitcoin per block.

Transaction fees are a crucial component of the Bitcoin network’s incentive structure, ensuring that miners prioritize certain transactions and continue to maintain the network even after Block Rewards diminish over time.

Miners receive transaction fees as an additional incentive, supplementing the Block Reward (the newly created Bitcoins given to the miner who finds a new block). Users can attach fees to their transactions to incentivize miners to prioritize their transactions over others. Higher Transaction Fees typically result in faster confirmation times. The total Transaction Fees paid depends on the transaction size in bytes and the fee rate set by the user.

The demand for data centers is increasing across the globe among cryptocurrency miners, cloud service providers, and artificial intelligence companies. There has been a significant increase in governmental regulation around carbon emissions from high-energy consuming data centers, including in Norway which has become a popular destination for cryptocurrency miners. Additionally, security concerns are of a high degree of importance since data centers handle extremely sensitive, large volumes of information. With these considerations, identifying new data center opportunities for Bitzero’s ecosystem partners to provide efficient and low-cost energy solutions is a core part of its business model. While Bitzero currently has the Data Center and the non-operational Nekoma Pyramid, it also is undergoing negotiations to expand its facilities in the North American and Scandinavian regions.

(e)	Acquisition of options to purchase Exanorth AS

On August 6, 2021, the Company entered into an arrangement with a third party to acquire call options on the issued and outstanding shares of Exanorth, along with various rights to lease real estate property on which Exanorth conducted its operations, for aggregate consideration of $2,969,303.

At the time of the transaction, the Company had intended to build and operate a data center for its digital currency mining operations using the infrastructure existing at Exanorth.

The Company used the Black-Scholes option pricing model to determine the fair value of the call options as follows: exercise prices of €15,504 to €65,804 (15,192 USD to 64,481 USD) per share; the expected volatility of its common shares was set at 20 to 42% using historical volatility of comparable public companies; the risk-free interest rate was set at -0.04 to 0.54% based on the yield available on government benchmark bonds; the expected life was set at 1.16 to 1.18 years; and the dividend yield was set at 0%.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(e)	Acquisition of options to purchase Exanorth AS (cont’d)

As a result, the Company recorded the investment asset on account of this transaction as at and for the year ended September 30, 2021:

2021
$
Purchase of call options over common shares of investee	2,961,798
Fair value adjustment on call options held for the year	520,965
Foreign exchange loss component pertaining to fair value adjustment for the year	(191,420)
3,291,343

On October 22, 2021, Bitzero and Exakraft AS entered into a share purchase agreement, as amended on November 10, 2021, January 14, 2022, January 31, 2022, February 10, 2022, and March 1, 2022 (together, the “SPA”) through which Bitzero exercised certain call options, resulting in the Company acquiring 66% of the issued and outstanding shares of Exanorth.

Aggregate consideration paid for the acquisition, along with the allocation of consideration to the fair value of net identifiable assets of Exanorth was calculated as follows:

	Note	2022
		$
Consideration transferred
Exercise of call options	(i)	3,558,595
Cash consideration	(ii)	2,547,160
Common shares issued to vendor	(iii)	2,250,000
Contingent cash consideration	(iv)	1,900,000
Deferred cash consideration		1,382,476
Settlement of pre-existing loans		1,059,746
Transaction costs		206,598
Fair value of total consideration transferred		12,904,575

(i)	The value of the call options increased from $3,291,343 as at September 30, 2021 to $3,558,595 as a result of a foreign exchange gain, refer to Note 14(a) in the financial statements.

(ii)	The cash consideration relates to the remaining 34% of the shares in Exanorth.

(iii)	As part of consideration in the acquisition, the SPA included a delivery of 5,000,000 common shares of the Company. The common shares were valued at $2,250,000 using a combination of previous equity raises and a 25% discount for lack of marketability.

(iv)	As part of consideration in the acquisition, contingent consideration was included and was the fair value was determined based on the management’s best estimate at the reporting date. The contingent consideration was subsequently revalued to $1,760,547 resulting in a gain of $139,453. As at September 30, 2025, there has been no further remeasurement, as there have been no changes in the underlying circumstances affecting the Management’s best estimate.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(e)	Acquisition of options to purchase Exanorth AS (cont’d)

	Note	2022
		$
Fair value of identifiable net assets acquired
Technology infrastructure		2,872,018
Land		207,672
Cash and cash equivalents		22,092
Accounts payable		(726,426)
Due to Bitzero		(1,080,415)
Other liabilities		(1,039)
Fair value of total identifiable net assets		1,293,902
Goodwill		7,603,446
Non-controlling interest		4,007,227
Total		12,904,575

(f)	Acquisition of Bitzero Finland Oy

On January 23, 2025, the Company purchased 100 shares of Bitzero Finland Oy (formerly Ahold XVIII Oy), domiciled in Finland, representing 100% of issued share capital of the acquiree. The Company’s intent is to expand its operations into Finland at a later date.

(g)	Senior secured loan

In June 2025, Bitzero Blockchain Inc. entered into a senior secured loan and guaranty agreement with a syndicate of lenders providing for up to $25 million in debt financing, to be advanced in two tranches. The initial tranche of $17,510,000 was approved and net proceeds of $16,190,944 were received on August 1, 2025, after deducting the original issue discount and professional fees.

An additional delayed draw facility of up to $8,240,000 is available at the lenders’ discretion; lenders are not obligated to fund any delayed draw, and any advance, if elected by the lenders, is subject to (i) timely delivery of a borrowing notice, (ii) the total delayed draw borrowings not exceeding the available capacity, (iii) completion of due diligence, site visits and underwriting and receipt of credit approval, and (iv) the absence of any default or event of default at the time of funding.

The loan bears interest at the greater of (i) Term SOFR plus 11% per annum and (ii) 14% per annum, payable monthly in arrears. It matures 36 months from closing, with principal amortization commencing six months after the initial funding date.

In connection with the financing and subsequent to the year end, the Company issued warrants to the lenders entitling them to acquire, in aggregate, 25,534,972 common shares (consisting of 19,559,862 as part of the first tranche and 5,974,930 as part of the second tranche) at an exercise price of $0.01 per share, expiring in five years. The warrants are subject to customary anti-dilution and ratchet provisions and may be exercised on a cash or cashless basis.

The loan agreement requires the Company to maintain, at all times, a minimum cash balance of $2,000,000 in one or more bank accounts that are subject to account control arrangements specified by the lenders. At the reporting date, the Company held $2,000,000 as cash in trust to satisfy this covenant. This amount is shown as restricted cash on the statement of financial position and is not available for general corporate purposes because its use would cause a breach of the covenant.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

3.	OVERVIEW AND SIGNIFICANT EVENTS (CONT’D)

(g)	Senior secured loan (cont’d)

No portion of the required minimum balance was held in Bitcoin at the reporting date. The requirement to maintain this balance will continue for so long as the loan remains outstanding or until the covenant is amended or waived.

The loan is secured by a pledge of the $2,000,000 cash minimum in a lender controlled deposit account, account control agreements over specified deposit accounts, a blanket first priority lien on substantially all assets of the Company and certain subsidiaries, first priority pledges of 100 percent of the equity interests in Exanorth AS and Zetanorth AS, first priority fixed charges over Exanorth AS assets including a mortgage over real estate in Namsskogan, Norway, and a mortgage over North Dakota real estate owned by Bitzero ND I, LLC.

4.	SUBSEQUENT EVENTS

(a)	Private placements

In October 2025, the Company closed brokered private placements totaling 2,937,500 units for gross proceeds of $1,175,000.

Each unit comprises one convertible debenture and one common share purchase warrant. The convertible debentures bear interest at 15 percent per annum from issuance to the earlier of holder-elected conversion or three years from the date of issuance and are convertible into one common share at $0.40 per share. Each warrant entitles the holder to acquire one common share at an exercise price of $0.50 per share for two years from the date of issuance.

Between August and October 2025, the Company closed a brokered private placement totaling 3,750,000 units for gross proceeds of $1,500,000. Each unit comprises one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $0.40 per share for 2 years from the date of issuance.

(b)	Issuance of RSUs

In October 2025, the Company granted 1,000,000 RSUs at a stated price of $0.40 per unit, with each unit being convertible into one common share upon exercise by the holder. The RSUs vested upon completion of the reverse takeover of the Company.

(c)	Issuance of convertible debt

In October 2025, the Company issued convertible debentures for gross proceeds totaling $2,853,990. The convertible debenture entitles the holder to interest at 10% per annum on the subscribed amount from the date of its issuance to the earlier of: (i) its conversion at the sole discretion of the holder, or (ii) 18 months after its issue date. Each convertible debenture converts at $0.40 per common share of the Company.

(d)	Contingent consideration

Subsequent to the reporting date, there have been no changes to status of the settlement with a shareholder. The contingent consideration remains outstanding, the SPA has not been executed, the kr 2,000,000 ($190,335) cash payment has not been made, and the transfer of KlimaCloud shares has not occurred.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

4.	SUBSEQUENT EVENTS (CONT’D)

(e)	Settlement of claims

Subsequent to period end, on October 29, 2025, Bitzero entered into a settlement agreement resolving the construction lien dispute filed on May 14, 2025 in North Dakota. Under the settlement, Bitzero is obligated to pay $110,000, which represents full and final settlement of the claim.

(f)	Senior secured loan – subsequent draw

Subsequent to the year end, the Company drew the second tranche under the senior secured loan and guaranty agreement entered into in June 2025. The Company received gross proceeds of $8,245,000 (the delayed draw facility), less applicable original issue discount and fees, in accordance with the loan agreement terms.

(g)	Go-public transaction

In November 2025, Bitzero completed a go-public transaction in Canada structured as a triangular amalgamation under the Business Corporations Act (British Columbia) with WBM Capital Corp. (“WBM”) and its wholly owned subsidiary, 1555476 B.C. Ltd (“Subco”), pursuant to an amalgamation agreement dated November 3, 2025. Under the Amalgamation Agreement, Bitzero amalgamated with 1555476 B.C. Ltd. to form a new corporation that became a wholly owned subsidiary of WBM.

All issued and outstanding Bitzero common and non-voting shares were exchanged for fully-paid and non-assessable WBM common and non-voting shares on the basis of ten Bitzero shares for one WBM share. Outstanding Bitzero options, RSUs and warrants were adjusted to provide rights to acquire WBM common shares in accordance with their terms.

As control of the combined entity resides with the former owners of Bitzero, the transaction is accounted for as a reverse acquisition with Bitzero as the accounting acquirer and WBM as the accounting acquiree. The transaction will be accounted for in accordance with IFRS 2, with any excess of the fair value of the deemed consideration over the fair value of WBM’s identifiable net assets recognized as a listing expense in profit or loss in the period of closing.

On November 24, 2025, Bitzero’s common shares began trading on the Canadian Securities Exchange under the ticker “BITZ.U”.

5.	PRESENTATION OF FINANCIAL INFORMATION AND NON-IFRS MEASURES

(a)	Presentation of financial information

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Company’s Annual Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise specified, amounts are in thousands of United States dollars and percentage changes are calculated using whole numbers.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

5.	PRESENTATION OF FINANCIAL INFORMATION AND NON-IFRS MEASURES (CONT’D)

(b)	Non-IFRS measures

In addition to the reported IFRS measures, industry practice is to evaluate entities giving consideration to certain non-IFRS performance measures, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”).

These measures are not in accordance with IFRS and have no standardized definitions, and as such, our computations of these non-IFRS measures may not be comparable to measures by other reporting issuers. In addition, Company’s method of calculating non-IFRS measures may differ from other reporting issuers, and accordingly, may not be comparable.

A reconciliation of EBITDA and Adjusted EBITDA to IFRS net income is presented below.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

EBITDA is used as an alternative to net income because it includes major non-cash items such as interest, taxes and amortization, which management considers non-operating in nature. A reconciliation of EBITDA to IFRS net income is presented under the section Results from Operations of this MD&A.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

Adjusted EBITDA is used as an alternative to net income because it excludes major non-cash items such as amortization, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature. A reconciliation of adjusted EBITDA to IFRS net income is presented under section Results from Operations of this MD&A.

EBITDA and Adjusted EBITDA are used by management as inputs in our internal metrics and in evaluating our ability to satisfy the Company’s obligations. EBITDA and Adjusted EBITDA are used as alternatives to IFRS net income (loss) because it excludes major non- cash items (including depreciation and amortization, interest, taxes and share-based payments) and other items that management considers non-operating in nature.

Management believes that these measures are helpful to investors because they are widely recognized measures of Company’s performance and provides a relevant basis of comparison to other entities. In addition to IFRS results, these measures are also used internally to measure the operating performance of the Company.

(c)	New and revised IFRS accounting standards in issue but not yet effective

At the date of authorization of these consolidated financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective for the Company’s consolidated financial statements for the periods presented:

IFRS 18: Presentation and Disclosure in Financial Statements

IFRS 18 is a comprehensive new standard on presentation and disclosure that will modify the structure and content of the primary consolidated financial statements and related notes. It is expected to affect presentation and disaggregation, including new defined subtotals in the statement of profit or loss.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

5.	PRESENTATION OF FINANCIAL INFORMATION AND NON-IFRS MEASURES (CONT’D)

(c)	New and revised IFRS accounting standards in issue but not yet effective (cont’d)

IFRS 18: Presentation and Disclosure in Financial Statements (cont’d)

Application for IFRS 18 is required for annual reporting periods beginning on or after January 1, 2027. The Company does not intend to early apply IFRS 18 and plans to apply it starting on October 1, 2027.

The Company is in the process of reviewing the impact of IFRS 18 on its consolidated financial statements in future periods.

6.	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTY

In applying the Company’s accounting policies, the directors are required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgements, including those involving estimations, that the directors have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

(a)	Income taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.

The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities.

Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

(b)	Digital assets

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining of digital assets and subsequent measurement of the digital assets held. Management has exercised significant judgment in determining appropriate accounting treatment. Management has determined that revenues should be recognized as the fair value of digital assets received in exchange for mining services on the date that digital assets are received and subsequently measured as an intangible asset. In the event authoritative guidance is enacted by the IASB, the Company may be required to change its policies which could result in a change in the Company’s financial position and earnings.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

6.	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTY (CONT’D)

(c)	Revenues from mining of digital assets

The Company enters into contracts with mining pools and has undertaken the performance obligation of providing computing power to the mining pool in exchange for non-cash consideration in the form of digital assets. Revenue is recognized upon receipt of digital currency in exchange for its mining activities at the fair market value of the digital currency received.

Management considers the prices quoted on a digital currency exchange to be a level 2 input under IFRS 13 Fair Value Measurement. Any difference between the fair value of digital assets recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of digital assets.

(d)	Going concern

The Company has made significant judgments about the Company’s ability to continue as a going concern. These judgments involve considering the Company’s cash flow forecasts, financial position, market conditions, and the availability of financing. Given the volatile nature of the cryptocurrency market and the reliance on both mining and hosting revenues, management regularly assesses the Company’s liquidity and capital resources to ensure it can meet its obligations as they fall due. If future cash flows were to differ significantly from those estimates, this could have a material impact on the Company’s ability to continue as a going concern.

(e)	Valuation of right of use assets and liabilities

The valuation of right-of-use (ROU) assets and corresponding lease liabilities involves significant estimates, particularly in determining the lease term and the discount rate used to present value future lease payments.

Management’s judgment is required in evaluating whether options to extend or terminate leases are reasonably certain to be exercised, which affects the measurement of lease liabilities.

Additionally, in the absence of an implicit rate in the lease, the Company uses its incremental borrowing rate, which is determined based on the specific circumstances of the lease and the Company’s credit risk. Changes in these estimates could significantly impact the carrying amount of ROU assets and lease liabilities.

(f)	Valuation of share-based expenses

The valuation of share-based expenses requires significant judgment and estimation, particularly in determining the fair value of equity instruments granted to employees and directors. The Company uses an appropriate valuation model, such as the Black-Scholes or binomial option pricing model, which requires inputs such as the expected volatility of the Company’s share price, the expected life of the options, risk-free interest rates, and expected dividend yields. These inputs are subject to estimation uncertainty, and changes in any of these assumptions could have a material impact on the amount of share-based expenses recognized.

(g)	Impairment of non-financial assets

The Company assesses non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Determining whether an impairment has occurred requires management to estimate the recoverable amount of the assets, which is the higher of fair value less costs of disposal and value in use.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

6.	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTY (CONT’D)

(g)	Impairment of non-financial assets (cont’d)

These calculations require significant judgment, particularly in estimating future cash flows, discount rates, and market conditions. Any changes in these estimates could result in material adjustments to the carrying amounts of non-financial assets.

(h)	Depreciation and useful lives of property, plant and equipment

Determining depreciation periods and residual values for property, plant and equipment requires judgment. Management assesses expected physical wear and tear, technical and commercial obsolescence, maintenance programs, and industry practice. Residual values are estimated with reference to comparable secondary-market transactions and scrap values, where relevant. These estimates are reviewed at each reporting date.

A change of one year in average useful life or a 5 % swing in estimated residual value is considered to have a materially affect on depreciation expense in a period under evaluation.

(i)	Expected credit losses and provisions

The Company estimates expected credit losses by applying professional judgement in assessing forward-looking information, including the probability of default, loss rates, and the status of customer relationships. Changes in these assumptions could materially affect the amounts recognized.

Provisions are recognized when obligations from past events are probable and can be reliably measured. The measurement of provisions requires judgement in estimating the timing and amount of future outflows and, where relevant, the selection of discount rates. Given the inherent uncertainty, actual outflows may differ from the Company’s best estimate.

7.       SELECTED FINANCIAL INFORMATION

(a)	Select annual information from the statements of profit or loss

The following table provides selected financial information from the statement of loss and comprehensive loss of the Company for the years ended September 30, 2025 and 2024:

	2025	2024

Revenue from digital assets mined	24,895,690	15,607,000
Revenue from hosting services	—	7,004,281
Direct costs	(25,189,175)	(24,387,670)
Operating expenses	(8,890,677)	(3,382,638)
Operating loss before other items	(9,184,162)	(5,159,027)
Other items	(9,789,381)	(8,611,223)
Total comprehensive loss	(18,973,543)	(13,770,250)

(i)	Revenue from digital assets mined

For the year ended September 30, 2025, the Company generated revenue of $24.9 million from digital assets mined, compared to $15.6 million in the prior fiscal year, representing an increase of approximately 60% year-over-year.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(a)	Select annual information from the statements of profit or loss (cont’d)

(i)	Revenue from digital assets mined (cont’d)

The increase in revenue was driven primarily the cessation of hosting services with mining assets previously deployed for hosting being used to generate mining revenue. Additionally, higher average Bitcoin prices, as well as by improved operational capacity and uptime at the Company’s Norwegian mining facility contributed to this growth. The additional revenues reflect a revised focus on self-mining, increased scale of operations and more efficient deployment of mining equipment relative to the prior year.

Revenue from digital asset mining is recognized at the fair value of the cryptocurrency received on the date of mining. The Company’s mining revenues remain inherently volatile, being influenced by network difficulty adjustments, global Bitcoin pricing, and transaction fee dynamics. While revenues nearly doubled in the current year, profitability from mining operations was constrained by the continued pressure of high energy and depreciation costs, resulting in negative gross margins.

The year-over-year increase highlights the Company’s reliance on Bitcoin economics and network conditions. During fiscal 2025, network difficulty rose materially, reducing the number of Bitcoin mined per unit of hash rate, though this effect was partially offset by favorable price conditions at year-end. The Company benefitted from continuous optimization of its mining fleet, including replacement of older-generation units with more efficient application-specific integrated circuit miners, which improved energy efficiency.

Management anticipates that future mining revenues will remain directly tied to prevailing Bitcoin market prices and industry-wide network difficulty. The upcoming Bitcoin halving event, expected in 2028, will reduce block rewards by 50%, potentially putting additional pressure on mining economics. This underscores the importance of ongoing efficiency gains, cost reduction strategies, and prudent capital allocation in order to sustain competitive mining operations.

(ii)	Revenue from hosting and maintenance services

Hosting revenue declined to nil for the year ended September 30, 2025, compared to $7.0 million for the year ended September 30, 2024, as hosting arrangements were wound down and settled. During the year the Company cancelled related leases and entered into a settlement with a former hosting customer, consistent with the absence of hosting revenue in this past fiscal year.

(iii)	Direct costs

Direct costs for the year ended September 30, 2025 were $25.2 million, compared to $24.4 million for the year ended September 30, 2024, representing an increase of approximately 3% year-over-year. Direct costs consist primarily of electricity costs, depreciation of mining equipment, labor and contractor fees, and facility operating expenses related to both mining and hosting operations.

The slight increase year-over-year reflects higher electricity usage and facility costs associated with expanded mining activities, together with depreciation charges arising from the Company’s significant investment in mining hardware and infrastructure. While certain efficiency initiatives reduced average power consumption per unit of hash rate, overall power requirements increased as operations scaled.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(a)	Select annual information from the statements of profit or loss (cont’d)

(iii)	Direct costs (cont’d)

As a result, the Company incurred gross losses of $293.5 thousand in fiscal 2025 and $1.8 million in fiscal 2024, reflecting a significant narrowing of the gross loss year-over-year. The Company’s gross margin remains particularly sensitive to electricity prices, which represent the largest single component of direct costs. Management has implemented a cost optimization strategy that includes negotiating long-term energy supply contracts, investing in newer-generation ASIC miners, and pursuing infrastructure upgrades designed to reduce power intensity.

Management expects direct costs to remain elevated in the near term as the Company continues to operate at scale and invests in next-generation mining technology. Following the April 2024 Bitcoin halving event, industry profitability has faced increased pressure due to the reduced block subsidy, emphasizing the importance of securing low-cost energy and maintaining efficient facility operations. Management remains focused on identifying opportunities for further efficiency gains and leveraging hosting revenues to offset fixed operating costs.

(iv)	Operating expenses

Operating expenses, comprising administrative expenses, marketing expenses, and finance costs, totaled $8.9 million for the year ended September 30, 2025, compared to $3.4 million in fiscal 2024, representing an increase of approximately 163% year-over-year.

Administrative expenses increased to $5.3 million in fiscal 2025 from $2.8 million in fiscal 2024. The increase reflects higher legal and consulting fees due to key restructuring and strategic initiatives undertaken in the current year, including measures related to the planned go-public transaction described in Note 4(f). Additionally, occupancy costs increased due to additional repairs and maintenance fees associated with the expansion of mining activities. Administrative expenses are expected to revert to a lower, more sustainable level following the current-year initiatives.

Finance costs increased substantially to $1.8 million in fiscal 2025 compared to $526 thousand in fiscal 2024. The increase primarily reflects interest on the senior secured loan described in Note 3(g). This was partially offset by a decrease in accrual on lease liabilities, as the Company settled certain lease arrangements. Finance costs are expected to remain a recurring expense until the Company refinances or repays its outstanding obligations.

Marketing expenses increased substantially to $1.8 million in fiscal 2025 from $46 thousand in fiscal 2024. The increase was due to targeted efforts to promote the Company prior to its planned go-public transaction and position the brand within the global cryptocurrency mining ecosystem.

Marketing costs are expected to decline to historical levels in the short term, before growing gradually in line with the Company’s business development activities and expansion plans.

The overall increase in operating expenses primarily reflects additional costs incurred in connection with the Company’s go-public and debt transactions, as well as other one-time activities. Management continues to emphasize financial discipline and efficiency while undertaking these initiatives and expanding its revenue base. While administrative and marketing expenses are expected to normalize to a lower, more sustainable level, finance costs will continue to reflect the Company’s capital structure.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(a)	Select annual information from the statements of profit or loss (cont’d)

(v)	Other expenses

Other expenses for the year ended September 30, 2025 totaled $7.4 million, compared to $6.1 million in fiscal 2024, representing an increase of 20% year-over-year. These items consist primarily of non-operating or non-cash charges, and therefore can vary significantly from period to period depending on share-based compensation activity, foreign exchange movements, credit loss assessments, and investment revaluations.

The largest component of other expenses in fiscal 2025 was share-based compensation, which increased to $10.2 million, compared to $4.8 million in fiscal 2024. The increase was driven by the issuance of new equity-based incentive awards to officers, directors, and employees, designed to align management and staff with long-term shareholder interests and to retain key talent within the highly competitive digital asset industry. The recognition of these costs is non-cash in nature but nevertheless represents a meaningful component of the Company’s reported loss for the year.

The Company recorded a foreign exchange gain of approximately $113 thousand in fiscal 2025, compared to a gain of $59 thousand in fiscal 2024. This change reflects the impact of exchange rate movements on monetary balances held across functional currencies. Given the international nature of operations, foreign exchange impacts are expected to remain a recurring, though unpredictable, element of results.

The Company recognized a change in provision for uncollectible receivables of $613 thousand in fiscal 2025, reflecting updated credit loss assessments. The cessation of hosting arrangements in 2025 mitigates the risk of future credit losses going forward.

Partially offsetting these costs, the Company recorded a realized gain on the sale of digital currency of $1.6 million in fiscal 2025, compared to $30 thousand in fiscal 2024, reflecting dispositions of Bitcoin during the year. The increase reflects the increased market price of Bitcoin and disposition of Bitcoin held as at the prior year’s reporting date.

Additionally, the Company recorded a net gain on contract settlements of $1.7 million related to leased asset agreements, comprising a $1.9 million gain associated with a settlement reached with a hosting customer, partially offset by a $113 thousand loss on the cancellation of two separate lease arrangements and a $45 thousand loss from remeasuring the settlement receivable based on the revised repayment schedule with the same hosting customer.

In March 2025, Exanorth entered into a settlement with another customer. Under this agreement, an amount of $3 million corresponding to the invoiced amounts excluding VAT, was written off as a provision for settlement. As part of the terms of settlement, the Company received equipment having value of $678 thousand. In 2025, the Company recorded a gain on contract settlement of $1.9 million related to the settlement of a lease liability with this customer.

Taken together, the significant swing in other expenses between the two fiscal years was almost entirely attributable to the increase in share-based compensation expense and settlement provisions. These expenses, while non-cash, reflect management’s continued use of equity incentives as a tool to attract and retain qualified individuals. By contrast, the absence of impairment charges and minimal investment revaluations limited the variability of other categories.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(a)	Select annual information from the statements of profit or loss (cont’d)

Management expects that share-based compensation will remain a recurring but variable expense tied to employee retention programs, while settlements losses, provisions for settlements, foreign exchange, fair value adjustments, and asset disposals will fluctuate in line with operating conditions and market factors outside of management’s control.

(b)	Select annual information from the statements financial position

The following table provides selected financial information from the statement of financial position of the Company for the years ended September 30, 2025 and 2024:

	2025	2024

Current assets	7,215,817	5,160,556
Non-current assets	35,524,901	24,690,096
Total assets	42,740,718	29,850,652

Current liabilities	13,566,493	12,865,723
Non-current liabilities	16,323,514	3,159,899
Equity	12,850,711	13,825,030
Total liabilities and equity	42,740,718	29,850,652

(i)	Current assets

As at September 30, 2025, the Company’s current assets totaled $7.2 million, compared to $5.2 million at September 30, 2024, representing an increase of approximately 40% year-over-year. The year-over-year growth was driven by a significant increase in cash and cash equivalents and cash held in trust.

Digital currency holdings decreased to $753 thousand at September 30, 2025, from $2.5 million in the prior year. This decrease reflects the change in the level of Bitcoin mined but not liquidated as at the reporting date, including conversions to cash made during the year.

Accounts receivable decreased to $380 thousand at year-end, down from $1.5 million in the prior year. This decrease is consistent with the collection and settlement of prior-year receivables, primarily associated with hosting customer balances in the prior year.

Prepaids and deposits remained relatively stable at $72 thousand in fiscal 2025, compared with $71 thousand in fiscal 2024. These balances consist primarily of prepayments for power and facility costs, insurance, and deposits required to support data center operations.

Indirect taxes recoverable increased to $535 thousand from $402 thousand, reflecting higher VAT and sales tax credits recoverable in Norway due to the expanded level of mining activities undertaken during the year.

Finally, cash and cash equivalents and cash held in trust increased to $5.5 million at September 30, 2025, from $687 thousand at September 30, 2024. The increase reflects the proceeds from additional equity and debt financing during the year, and a higher level of Bitcoin converted to cash as at the reporting date.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(b)	Select annual information from the statements financial position

(i)	Current assets (cont’d)

Taken together, the overall increase in current assets reflects both financing-related activity and operational growth, as evidenced by the higher balance of digital assets, cash and cash equivalents, and cash held in trust on hand.

These additions enhance the liquidity position of the Company, as the composition of current assets has shifted toward stable cash balances and from categories exposed to market volatility and collection risk, such as accounts receivable and digital currencies. Management continues to monitor both the timely collection of receivables and the valuation of digital assets to ensure that the Company maintains sufficient liquidity to support its ongoing operations.

(ii)	Non-current assets

As at September 30, 2025, the Company’s non-current assets totaled $35.5 million, compared to $24.7 million at September 30, 2024, representing an increase of approximately 44% year-over-year. The increase was primarily attributable to new capital investment in mining equipment and related infrastructure, partially offset by depreciation of existing capital assets.

The largest category of non-current assets remains property, plant and equipment, which increased to $28.6 million at September 30, 2025, from $17.1 million in the prior year. The increase reflects an increased investment in mining equipment and related infrastructure, including transfers from construction in progress and assets received under the settlement agreement with a hosting customer. This increase was partially offset by the depreciation expenses recorded during the year, as the Company continues to recognize the consumption of economic benefits from its mining servers and supporting infrastructure.

The magnitude of property, plant and equipment underscores the capital-intensive nature of the business and management continues to pursue replacement and upgrade programs designed to maintain competitiveness in terms of energy efficiency and hash rate capacity.

The balance of construction in progress decreased to $3.4 million at September 30, 2025, compared to $5.1 million in fiscal 2024. This decrease reflects the completion and deployment mining equipment and related infrastructure, as completed assets were transferred into property, plant and equipment. These capital expenditures represent management’s ongoing commitment to positioning the Company for long-term growth, as well as the Company’s ability to successfully complete and deploy ongoing projects. The Company anticipates that a portion of this balance will be transferred to property, plant and equipment in fiscal 2026 as assets are placed into service.

The carrying value of right-of-use assets declined sharply to nil from $0.9 million in the prior year. The reduction is the result of the lease cancellations and amortization, including the transfers to owned-assets where applicable. These assets primarily relate to long-term leases of data center facilities, and the decline reflects the ongoing recognition of right-of-use depreciation and reclassification of the underlying assets rather than any reduction in operational capacity.

Restricted cash increased to $2 million at September 30, 2025 up from nil in fiscal 2024. The increase reflects the cash minimum held in a lender controlled deposit account, as described in Note 3(g).

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(b)	Select annual information from the statements financial position (cont’d)

(ii)	Non-current assets (cont’d)

Taken together, the year-over-year movement in non-current assets highlights the Company’s ongoing reinvestment and asset build-up, while balancing the depreciation of existing assets and reinvestment in new infrastructure. The increase in property, plant and equipment illustrates management’s continued emphasis on maintaining and upgrading mining infrastructure, while the decline in construction in progress demonstrates management’s ability to successfully deploy ongoing investment projects. The reduction in right-of-use assets reflects the accounting recognition of lease obligations and shift away from hosting revenues, rather than a strategic change in approach.

Management expects that non-current assets will remain a significant portion of the Company’s total balance sheet and that periodic reinvestment in new mining technology and facility infrastructure will be required in order to maintain competitiveness.

(iii)	Current liabilities

As at September 30, 2025, the Company’s current liabilities totaled $13.6 million, compared to $12.9 million at September 30, 2024, representing an increase of approximately 5.4% year-over-year. The growth in current obligations primarily reflects new financing recognized as loans payable, as well as higher trade payables, accrued interest, related party payables, settlement liabilities, while being partially offset by the derecognition of lease liabilities. Together, the increase underscores the expansion of the Company’s operations and the financing structure supporting them.

The current portion of loans payable was $1.6 million at September 30, 2025, compared to nil in the prior year, reflecting financing obtained during the year to support growth in operations and investment in mining infrastructure. The increase highlights management’s continued commitment to securing financing to maintain liquidity and fund growth initiatives in a capital-intensive sector. Management expects repayment to be aligned with the underlying financing structure and operating cash flows, as described in Note 3(e), and continues to monitor covenant compliance to maintain financial flexibility.

Accounts and other payables increased modestly to $7.3 million at September 30, 2025, compared to $6.9 million in the prior year. The most significant component of accounts and other payables was trade payables, which declined to $4.8 million at year-end, compared to $6.3 million at September 30, 2024. The decrease is reflective of the Company’s ability to meet its obligations as they come due, while pursuing further growth. The decrease was offset by an increase in accrued liabilities primarily related to energy invoices, professional fees, and payroll expenses, reflecting the Company’s expansion of revenue-generating activities and corresponding growth in direct and administrative costs.

Lease liabilities, current portion, decreased sharply to nil at September 30, 2025, from $2.0 million at September 30, 2024, reflecting the cancellation of lease liabilities during the year. This decrease demonstrates the Company’s decreased reliance on leased capacity as part of its operational footprint.

Contingent consideration payable remained unchanged at $1.8 million compared to fiscal 2024. This balance represents obligations arising from historical acquisition activity, payable upon the satisfaction of certain performance conditions or other contingencies. Management continues to monitor these obligations closely, though no changes were recognized during the current year.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(b)	Select annual information from the statements financial position (cont’d)

(iii)	Current liabilities (cont’d)

Settlement liabilities, current portion, increased to $1.2 million at September 30, 2025, compared to $771 thousand at September 30, 2024, reflecting that a larger portion of the settlement became due within 12 months at year-end.

Related party advances increased to $151 thousand at September 30, 2025, compared to $67 thousand in the prior year. These amounts represent short-term funding support from related parties, and the increase reflects the timing of settlement of these balances.

Finally, convertible debentures, classified as current liabilities, increased to $1.57 million at September 30, 2025 from $1.36 million at September 30, 2024. These instruments continue to accrue interest until maturity or conversion, and their classification as current reflects their contractual terms. The increase reflects the accrual of interest on those convertible debentures, consistent with the Company’s financing structure, which relies in part on debt and related party funding to support working capital requirements.

Overall, the year-over-year increase in current liabilities reflects the scaling of operations and the Company’s reliance on both customer deposits and financing arrangements to fund working capital.

While the increase in accounts payable and accrued liabilities is largely a function of higher operating activity, management remains focused on settling these obligations as they come due. Liquidity is supported by current assets, including receivables and digital currency holdings, together with expected financing proceeds.

(iv)	Non-current liabilities

As at September 30, 2025, the Company’s non-current liabilities totaled $16.3 million, a significant increase compared to $3.2 million as at September 30, 2024. This increase was primarily driven by additional financing as described in Note 3(g).

Settlement liability, non-current portion, decreased significantly to $1.6 million at September 30, 2025, compared to $3.0 million in the prior year, reflecting the principal payments made during the year and reclassification into the current portion as amounts became due within one year.

Loans payable, non-current portion, increased to $14.7 million at September 30, 2025, compared to nil at September 30, 2024, representing the long-term portion of the new financing obtained during the year, as described in Note 3(e).

Lease liabilities, non-current portion, decreased to nil at September 30, 2025, compared to $122 thousand in the prior year, reflecting the cancellation of lease agreements during the year.

The movement in non-current lease liabilities is consistent with the decline in right-of-use assets noted in the non-current assets discussion, as the amortization and re-classification of leased assets is mirrored by the reduction of the associated lease liability. The reduction also underscores the fact that the Company has not entered into significant new long-term leasing arrangements during the fiscal year.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(b)	Select annual information from the statements financial position (cont’d)

(iv)	Non-current liabilities

Taken together, these movements indicate a management’s prioritization of financial flexibility and funding to facilitate growth, as the Company continues to pursue its model of digital asset mining and the efficient deployment of mining infrastructure. Settlement-related obligations are expected to become a diminishing component of total liabilities over time as the Company continues to pay down these balances in accordance with the agreed repayment schedule. This shift supports greater operational control over the deployment of mining infrastructure and cash flow generation, while also reducing exposure to customer-specific hosting obligations and settlement risks.

(v)	Equity

As at September 30, 2025, total equity attributable to shareholders was $12.9 million, compared to $13.8 million at September 30, 2024, representing a decrease of approximately 7% year-over-year. The decline in equity primarily reflects the net loss for the year, together with an increase in accumulated other comprehensive losses, largely offset by new share issuances that increased share capital.

Share capital increased to $101 million at September 30, 2025, up from $82.7 million in the prior year. The increase reflects equity financing completed during fiscal 2025, including the issuance of common shares under subscription agreements and the exercises of RSUs and option instruments. Capital raises provided important capital inflows to support the Company’s operations and investment in mining infrastructure consistent with broader industry practice among capital-intensive cryptocurrency mining companies. The exercise and settlement of RSUs and options issued under the Company’s share-based compensation programs increased share capital as awards were converted into common shares, which supports liquidity and reduces the need to cash-based compensation. Taken together, the increase in share capital is not solely indicative of external capital raising but also reflects the Company’s continued reliance on equity-based incentives to attract and retain qualified personnel and align employee and shareholder interests over the long term but can contribute to dilution of existing shareholders.

The debenture reserve remained unchanged at $55 thousand year-over-year, representing the residual equity component from previously issued convertible debentures.

Accumulated other comprehensive loss increased to $13.5 million at September 30, 2025, compared to $11.1 million in the prior year. The increase in the deficit reflects primarily unfavorable movements in the revaluation of digital currency balances and other comprehensive items recorded through equity rather than net income. This element of equity is inherently volatile, given its sensitivity to cryptocurrency price fluctuations and associated valuation adjustments.

Accumulated losses increased to $81.6 million as at September 30, 2025, compared to $65.0 million at September 30, 2024. The increase of approximately $16 million corresponds to the net loss reported for the year, which reflects ongoing operating losses, high direct costs relative to revenues, and significant share-based compensation expense.

The accumulation of losses highlights the challenges of sustaining profitability in a capital-intensive industry subject to volatile digital asset pricing.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

7.	SELECTED FINANCIAL INFORMATION (CONT’D)

(b)	Select annual information from the statements financial position (cont’d)

(v)	Equity (cont’d)

Taken together, the year-over-year movement in equity reflects the interplay of new capital inflows through share issuances, the recognition of share-based compensation, and the persistence of operating and comprehensive losses. Although equity has declined overall, the ability of the Company to raise new capital demonstrates continued investor support. Management acknowledges that further strengthening of the equity base may be required to support future expansion and to maintain a cushion against the volatility inherent in the cryptocurrency mining sector.

(c)	Digital currency operations

For the year ended September 30, 2025, revenue for digital assets mined was $24.9 million (2024 - $15.6 million).

The change reflects 256.76 BTC mined during the year ended September 30, 2025 as compared to 293.65 BTC mined during the comparative period, driven primarily by differences in average hashrate and network difficulty.

Average hashrate for the period was 1.30 EH/s (period-end installed hashrate 1.82 EH/s), compared with installed capacity of 0.92 EH/s across 25 containers and 10,629 miners.

Average realized price of 97,447 $/BTC (including transaction fees) as compared to 54,310 $/BTC in the comparative period, consistent with our policy to recognize mining revenue at the fair value of digital assets upon receipt.

Existing rigs (installed prior to the beginning of the reporting period): approximately 70% of mining revenue. New rigs (placed in service during the reporting period): approximately 30% of mining revenue.

For the year ended September 30, 2025, direct costs were $24.9 million (2024 - $24.4 million, respectively). Electricity and grid services: 34.45 MWh × 40.58 $/MWh = 12,596,035 (For the comparative period: 26.87 MWh × 47.19 $/MWh = 10,885,041). Utilities increased year-over-year, reflecting higher consumption during higher-uptime periods and network conditions.

8.	QUARTERLY RESULTS

		For the three months ended (unaudited)
	December 31,	March 31,	June 30,	September 30,
	2022	2022	2023	2023

Revenue	1,186,136	424,478	1,297,062	9,408,300
Total comprehensive loss	7,832,041	553,831	2,838,400	2,534,802
Total assets	55,130,157	53,321,816	50,704,069	29,850,652
Total liabilities	8,855,730	7,727,148	7,659,137	9,993,673
Basic and diluted loss per share	0.03	0.00	0.01	0.01

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

8.	QUARTERLY RESULTS (CONT’D)

		For the three months ended (unaudited)
	December 31,	March 31,	June 30,	September 30,
	2023	2024	2024	2024

Revenue	4,253,730	1,939,302	6,850,336	9,567,912
Total comprehensive loss	1,596,588	649,685	1,346,820	10,177,157
Total assets	46,213,966	47,641,574	58,800,331	29,850,652
Total liabilities	9,679,369	7,798,355	13,417,570	16,025,622
Basic and diluted loss per share	0.01	0.00	0.00	0.03

		For the three months ended (unaudited)
	December 31,	March 31,	June 30,	September 30,
	2024	2025	2025	2025

Revenue	4,874,872	6,240,872	6,326,175	7,453,771
Total comprehensive loss (income)	227,320	5,525,789	8,065,541	5,154,893
Total assets	32,367,188	35,723,697	29,206,650	42,740,718
Total liabilities	15,659,138	14,997,600	12,048,090	29,890,007
Basic and diluted loss per share	0.00	0.02	0.02	0.01

All quarterly financial information is unaudited.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

9.	MATERIAL TRANSACTIONS

(a)	Issued and outstanding share capital

Share issuances	Shares	Share capital
	#	$

Balance as at September 30. 2023	309,582,563	76,931,052

June 4, 2024	7,000,000	1,160,853
September 6, 2024	1,000,000	200,000
September 11, 2024	—	—
September 12, 2024	15,379,100	3,370,541
	23,379,100	4,731,394
Balance as at September 30, 2024	332,961,663	81,662,446

September 11, 2024	12,500,000	2,500,000
September 19, 2024	1,500,000	300,000
September 24, 2024	500,000	100,000
October 02, 2024	3.000,000	657,490
October 17, 2024	1,250,000	250,000
October 21, 2024	3.500,000	700,000
November 28. 2024	265,000	53,000
December 11, 2024	2,750,000	550,000
December 16, 2024	1,500,000	300,000
February 12, 2025	10,000,000	2,000,000
February 14. 2025	22.500,000	4.500,000
February 20, 2025	500,000	100,000
April 01,2025	1,983,602	794,335
July 03, 2025	2,000,000	400,000
July 28, 2025	63,908	38,345
July 29, 2025	28,500,000	5,700,000
August 11, 2025	544,245	217,698
August 12, 2025	252,068	100,827
August 21. 2025	225.437	90,175
	93.334,260	19,351,870
Balance as at September 30, 2025	426,295,923	101,014,316

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

9.	MATERIAL TRANSACTIONS (CONT’D)

(a)	Issued and outstanding share capital (cont’d)

During the year ended September 30, 2025, the Company issued 93,334,260 new shares (2024  – 23,379,100), increasing its share capital by $19,351,870 (2024 - $4,731,394).

Details regarding the 2025 shares issuances are as follows:

	Shares	Price	Proceeds	Share capital
	#	$	$	$

Subscriptions	36,536,750	0.21	7,511,700	7,511,700
Exercise of RSUs	54,000,000	0.20	n/a	10,857,490
Advisory shares	750,000	0.20	n/a	150,000
Exercise of options	1,983,602	0.05	99,179	794,335
Legal settlement	63,908	n/a	n/a	38,345
	93,334,260		7,610,879	19,351,870

(b)	Options

The Company has a stock option plan (the “Stock Option Plan”) under which the Board of Directors may grant to directors, officers, employees and technical consultants to the Company non-transferable options to purchase common shares, exercisable for periods of 3 to 5 years from the date of the grant.

A summary of the stock options is as follows:

		Weighted-
		average exercise
	Number	price	Amount
	#	$	$

Balance, September 30, 2023	31,558,255	0.28	5,433,466
Granted, July 7, 2024	500,000	0.20	109,247
Cancelled	(20,994,320)	0.34	(2,638,325)
Balance, September 30, 2024	11,063,935	0.16	2,904,388
Exercised	(1,983,602)	0.05	(695,155)
Balance, September 30, 2025	9,080,333	0.19	2,209,233
Exercisable	8,580,333	0.19	2,000,806

2025 Vesting Conditions	Options outstanding	Weighted-average exercise price	Weighted-average remaining life
	#	$	$

Immediately	5,530,333	0.27	1.47
1/3 per year from grant date	3,050,000	0.05	0.85
Subsidiary reaches revenue of EUR 4 million	500.000	0.20	3.94
Outstanding, September 30, 2025	9,080,333	0.19	1.40
Exercisable. September 30, 2025	8.580,333	0.19	1.25

During the 2025 period, 1,983,602 stock options were exercised, for gross proceeds of $99,180, increasing share capital by $794,335.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

9.	MATERIAL TRANSACTIONS (CONT’D)

(c)	Restricted stock units

The 2022 Restricted Share Unit Plan (the “RSU Plan”) allows the Company to award restricted share units to officers, employees, directors and consultants of the Company upon such conditions as the Board may establish, including the attainment of performance goals recommended by the Company’s compensation committee.

The purchase price for common shares of the Company issuable under each Restricted Share Unit (“RSU”) award, if any, shall be established by the Board at its discretion. Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the Board.

The RSUs are recognized as share-based compensation expense over the vesting period which is the lesser of: (i) the occurrence of one of the pre-defined liquidity events in the RSU notice, and (ii) 5 years after the grant date.

A continuity of RSUs is as follows:

	RSUs	RSUs	Amount
	Granted	Vested
	#	#	$

September 30, 2023	7,000,000	7,000,000	6,432,493
Issued	49,975,200	—	10,941,233
Vested	—	27,950,333	—
Exercised	(22,379,100)	(22,379,100)	(4,531,394)
September 30, 2024	34,596,100	12,571,233	12,842,332
Issued	67,880,000	—	15,270,160
Vested	—	51,000,000	—
Exercised	(54,000,000)	(54,000,000)	(10,857,491)
September 30, 2025	48,476,100	9,571,233	17,255,001

During the year ended September 30, 2025, share-based compensation expense for the Company’s RSUs was $10,200,000 (2024 - $4,531,394). The fair value of each share-based payment transaction was estimated on the date of the grant, based on the present value of the underlying equity, with the following weighted-average assumptions:

	Apr 30, 2024	Jun 3, 2024	Jan 31, 2025

Estimated stock price at time of grant	$0.26	$0.26	$0.20
Number of periods to exercise, in years	5.00	5.00	0.67
Compounded risk-free rate	3.92%	3.59%	2.69%
Dividend yield	0.00%	0.00%	0.00%
Exercise price	$—	$—	$—
Volatility	115%	115%	115%
Discount for lack of marketability	16.00%	16.00%	12.17%

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

9.	MATERIAL TRANSACTIONS (CONT’D)

(c)	Restricted stock units

	Feb 10, 2025	Jun 29, 2025	Sep 9, 2025

Estimated stock price at time of grant	$0.20	$0.20	$0.40
Number of periods to exercise, in years	—	—	—
Compounded risk-free rate	n/a	n/a	n/a
Dividend yield	0.00%	0.00%	0.00%
Exercise price	$—	$—	$—
Volatility	115%	115%	115%
Discount for lack of marketability	0.00%	0.00%	0.00%

As at September 30, 2025 a total of 9,571,233 (2024 – 12,842,332) RSUs had vested.

For details of related party transactions, see Note 13.

10.	RECONCILIATION OF EBITDA

The following table outlines the reconciliations of adjusted EBITDA and adjusted EBITDA margin to its nearest IFRS measure:

	2025	2024

Net loss	(16,548,342)	(11,278,649)
Interest expenses	1,754,914	523,970
Interest income	(5,645)	(9,584)
Income taxes	—	—
Depreciation	11,470,759	11,602,852
EBITDA	(3,328,314)	838,589
Stock-based compensation	10,200,000	4,879,221
Foreign exchange gain	(113,023)	(58,633)
Adjusted EBITDA	6,758,663	5,659,177

Revenue	24,895,690	22,611,281
Adjusted EBITDA	6,758,663	5,659,177
Adjusted EBITDA margin	27%	25%

Adjustments to EBITDA are described in detail in the notes to the financial statements.

11.	LIQUIDITY AND CAPITAL RESOURCES

(a)	Liquidity

As at September 30, 2025, the Company held cash of $5.5 million, compared to $0.7 million as at September 30, 2024. In addition, the Company maintained digital assets valued at $0.8 million (September 30, 2024 – $2.5 million), which may serve as a supplemental source of liquidity depending on prevailing market conditions. The Company’s working capital deficit as at year-end was $6.4 million (September 30, 2024 – $7.7 million), reflecting increased current liabilities.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

11.	LIQUIDITY AND CAPITAL RESOURCES (CONT’D)

(a)	Liquidity (cont’d)

The Company’s ability to generate sufficient liquidity in the near term remains dependent on (i) ongoing revenues from digital assets mined, (ii) collections from customer contracts, and (iii) prudent cost management. While operations generated revenues of $24.9 million during the year (2024 – $22.6 million), these revenues were offset by direct costs of $25.2 million (2024 – $24.4 million), resulting in continued negative gross margins. Despite this continued pressure on gross margins, the Company generated positive cash flows in 2025, largely driven by the proceeds on sale of digital assets and financing inflows from debt and equity issuances, which funded liquidity during the year.

Management monitors liquidity risk by preparing regular cash flow forecasts and assessing its ability to meet obligations as they come due. The Company has historically relied upon a combination of operating cash flows, equity financings and strategic arrangements to support its capital requirements, and expects that such financing sources will continue to be necessary until operations achieve sustained profitability.

The Company’s current liabilities increased to $13.6 million as at September 30, 2025, compared to $12.9 million as at September 30, 2024, driven primarily by the recognition of loans payable classified as current liabilities, together with moderately higher accounts and other payables and the reclassification of portions of existing obligations as they became due within twelve months. The Company expects these obligations to be managed and settled through a combination of cash on hand from financing initiatives, operating cash flows generated from digital asset mining, collections of outstanding receivables, and prudent cost management, while continuing to monitor covenant compliance and liquidity requirements.

There are inherent risks associated with the Company’s liquidity position, including volatility in digital asset prices, reliance on stable electricity costs, and the availability of external capital.

Management believes the Company has adequate resources to fund its short-term obligations but acknowledges that future growth will require access to additional financing.

(b)	Contractual obligations

The Company is party to various contractual obligations, including loans payable, settlement liabilities, convertible debentures, and lease liabilities. As at September 30, 2025, loans payable amounted to $16,236,880, of which $1,554,867 is classified as current. Convertible debentures of $1.6 million are outstanding and classified as a current liability, which is inclusive of the interest accretion on this debt. The Company continues to service these obligations through available cash resources and ongoing capital management efforts.

(c)	Capital resources

The Company’s capital resources primarily consist of shareholders’ equity, which totaled $12.9 million at September 30, 2025, compared to $13.8 million in the prior year. The decrease was attributable to the net loss for the period and other comprehensive losses. The Company’s share capital increased to $101.0 million (2024 – $81.7 million) as a result of equity issuances during the year, which provided important financing for operations. Management defines its capital structure as shareholders’ equity, debt instruments (including loans payable, convertible debentures and lease liabilities), and other financing arrangements. The Company’s objective is to preserve a flexible capital structure that allows it to respond to changing economic and industry conditions, while minimizing the overall cost of capital.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

11.	LIQUIDITY AND CAPITAL RESOURCES (CONT’D)

(c)	Capital resources (cont’d)

As of the reporting date, the Company has no significant capital expenditure commitments beyond those disclosed in the financial statements; however, expenditures are expected to be required in future periods to maintain and expand the Company’s mining and hosting infrastructure. Such commitments are anticipated to be funded through a combination of operating revenues, equity financings, and potential strategic partnerships.

Known trends that may affect the Company’s capital resources include volatility in digital asset markets, regulatory developments affecting cryptocurrency mining and hosting services, and the Company’s ability to access capital markets on favorable terms. Management continues to evaluate financing alternatives to ensure that sufficient resources are available to support both near-term liquidity needs and longer-term strategic growth initiatives.

(d)	Digital currency

The Company holds Bitcoin primarily to support working capital needs. In managing liquidity risk, management targets maintaining cash and cash equivalents in excess of expected cash outflows over the next sixty days. When forecasts indicate a shortfall against this target, the Company disposes of Bitcoin to bridge the gap. Disposals are sized using weekly cash flow forecasts that consider near-term power, payroll, lease and debt-service obligations and expected customer collections; timing is aligned to settlement dates for these obligations and market trading windows that provide sufficient depth.

The Company continues to treat Bitcoin as a supplemental source of liquidity and will adjust the timing and amount of future sales in line with forecast cash needs and prevailing market conditions. Please refer to the corresponding financial statements for a continuity schedule of Bitcoin balances and disposals, and Financial Instruments and Risk Management for the Company’s 60-day liquidity risk framework.

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has exposure to credit risk, liquidity risk, and market risk arising from financial instruments. Management considers credit risk and market risk to be low. The following summarizes the Company’s financial instruments and associated risks.

Risk management framework

The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The board of directors has established the risk management committee, which is responsible for developing and monitoring the Company’s risk management policies. The committee reports regularly to the board of directors on its activities.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT’D)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on liabilities (other than trade payables) over the next 60 days.

The Company also monitors the level of expected cash inflows on trade and other receivables, together with the expected outflows on trade and other payables.

The Company’s exposure to liquidity risk, calculated as total liabilities, is $29,890,007 as at September 30, 2025 (2024 – $16,025,622), for which the Company has cash of $5,475,486 on hand to satisfy its liabilities (2024 – $687,226). There have been no changes to the method for managing liquidity risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. In order to reduce its credit risk, the Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency rate risk, interest rate risk and other price risk. The Company is mainly exposed to interest rate and currency risk.

Foreign currency risk

The Company is exposed to foreign currency risk primarily through its operations in multiple jurisdictions and transactions denominated in currencies other than its functional currency.

Foreign currency risk arises from recognized assets and liabilities, as well as future commercial transactions that are denominated in a currency different from the functional currency of the Company entities. The Company monitors its exposure to foreign currency risk on an ongoing basis and uses derivative financial instruments, such as forward exchange contracts, to hedge significant foreign currency exposures when considered appropriate and as when required. The effectiveness of these hedging instruments is assessed regularly.

However, the Company does not hedge all of its foreign currency exposures, and fluctuations in exchange rates could have a material impact on the Company’s financial performance and position.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT’D)

Interest rate risk

The Company’s exposure to interest rate risk arises primarily from its variable-rate borrowings and lease liabilities. Changes in market interest rates can affect the Company’s interest expense and the value of its financial liabilities. To manage interest rate risk, the Company may enter into interest rate swap agreements to convert variable-rate debt into fixed-rate debt, thereby reducing exposure to fluctuations in interest rates. Management regularly reviews the interest rate exposure and considers the potential impact of interest rate movements on its financial performance. However, there can be no assurance that these measures will fully mitigate the impact of interest rate fluctuations.

Digital currency risk

The Company is exposed to digital currency risk due to its holdings and transactions in cryptocurrencies. Digital currency risk arises from the volatility in the market prices of cryptocurrencies, which can fluctuate significantly due to various factors, including market demand, regulatory developments, and macroeconomic trends.

The Company manages its digital currency risk by monitoring market conditions and may engage in hedging activities, such as entering into derivative contracts, to mitigate the impact of adverse price movements. However, given the inherent volatility and the relatively nascent nature of digital currency markets, there remains a significant risk that the value of the Company’s digital assets could experience substantial fluctuations, which could materially affect the Company’s financial performance and position.

Custody risk

The Company mines digital assets through a pool and transfers rewards from the pool to Company-controlled private wallets on a daily basis, and safeguards these holdings through a tiered wallet structure. Transactions are subject to segregation of duties and role-based approvals. Private keys are generated in controlled environments with encrypted, geographically separated backups and periodically refreshed. The Company does not use a third-party custodian to hold digital assets and exposure to the pool is minimized through daily withdrawals and monitoring. Wallet activity is reconciled and reviewed by management.

Loss of access risk

The loss of access to the private keys associated with the Company’s Bitcoin holdings may be irreversible and could adversely affect an investment. An amount of Bitcoin is spendable only by whoever possesses the private key associated with the address on which the Bitcoin is held.

To the extent a private key is lost, destroyed, or otherwise compromised, and no backup is accessible, the Company may be unable to access the associated Bitcoin. To mitigate this, the wallets are designed such that no single key, device, or individual is critical, encrypted back-ups and/or key-share arrangements are maintained in secure locations to enable controlled recovery.

13.	RELATED PARTY TRANSACTIONS

The Company defines related parties in accordance with the definitions in IAS 24 - Related Party Disclosures. As they pertain to the Company, related parties comprise: (i) Key management personnel as described below, and (ii) entities within the Company’s reporting group as described in Note 3(b).

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

13.	RELATED PARTY TRANSACTIONS (CONT’D)

(a)	Key management personnel transactions

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing, and controlling the activities of an entity, directly or indirectly, and includes Chief Executive Officer, Chief Financial Officer, Chief Technical Officer. Amounts owing to related parties consists of amounts due to key management.

During the years ended September 30, 2025 and 2024, key management personnel compensation consisted of short-term and long-term benefits and remuneration, and was classified as follows:

	2025	2024
	$	$

Total compensation paid to key management	1,714,860	223,481
Share-based payments	10,200,000	4,879,221
	11,914,860	5,102,702

As of September 30, 2025 and 2024, amounts due to related parties consisted of the following:

	2025	2024
	$	$

Balances included in accounts and other payables	95,758	213,119
Related party advances	150,794	66,950
Convertible debentures	1,568,220	1,364,013

The balances are unsecured, due on demand and bear no interest, unless otherwise disclosed.

(b)	Key management dispute

The Company filed a lawsuit against its former CEO, for employment-related matters. The former CEO has filed a countersuit for damages against the Company. The likelihood and magnitude of the amounts in dispute are not determinable as at the date of these consolidated financial statements and, as such, no provision has been recorded thereon.

(c)	Convertible debentures

On August 10, 2021, the Company obtained an unsecured convertible loan from the Company’s CEO, (“CEO Loan”), in the principal amount of $1,000,000. The CEO Loan shall bear no interest prior to the maturity date. As and from the maturity date, any outstanding balance of the loan shall bear interest at an annual rate of 15% per annum, compounded semi-annually.

The Company must repay the loan immediately upon the earliest of the date (the “Maturity Date”) or the occurrence of the following events: (i) the Company receiving gross funds from investors participating in the Company’s current round of equity financing totaling $10,000,000 or more, or (ii) the Company having public market value/capitalization on a recognized Canadian stock exchange of at least $50,000,000 or (iii) CEO ceasing to be the Chairman and CEO of the Company for any reason whatsoever, other than his voluntary resignation.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

13.	RELATED PARTY TRANSACTIONS (CONT’D)

(c)	Convertible debentures (cont’d)

After the Maturity Date, the Company may also elect, at its sole discretion, to convert the amount of the loan in whole or in part into common shares of the Company at a price of CAD $0.40 per common share.

The Company allocated the proceeds of $1,000,000 as follows: first to liability component for $945,267, with the residual value to the equity component for $54,733. The debenture has not been converted or repaid subsequent to the year end.

14.	OFF-BALANCE-SHEET ARRANGEMENTS

As at September 30, 2025 and 2024, the Company had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

15.	RISK FACTORS AND UNCERTAINTIES

The Company’s operations involve numerous risks and uncertainties, many of which are beyond its control. The risks outlined below are not exhaustive. Additional risks—currently unknown to the Company or considered immaterial by management—could materially and adversely affect the Company’s business, operations, financial condition, results of operations, or share price. Investors should carefully evaluate the following risks together with the other information contained in this MD&A and the Company’s financial statements before making an investment decision. A number of the Company’s risks are entity specific, including concentration of operations at a single facility in Norway’s NO4 region, reliance of a third party mining pool provider (Luxor), exposure to a limited number of hosting customers, and the potential impact of Norwegian regulatory or grid policy changes on power costs and uptime.

(a)	Technology, digital asset custody & operational continuity

(i)	Cryptocurrency security and code vulnerabilities

The Company’s digital asset holdings are inherently vulnerable to cybersecurity incidents, source code flaws, and network exploits. Cryptocurrencies rely on complex and constantly evolving open-source software, and despite peer review, errors in the codebase have occasionally been identified and exploited by malicious actors. While material exploits remain relatively rare, the possibility exists that undiscovered vulnerabilities could enable unauthorized transfers or the creation of counterfeit assets, potentially resulting in significant financial losses for the Company. The very nature of cryptocurrencies—as bearer assets accessible only through private keys—exacerbates this risk, as stolen or compromised assets are virtually impossible to recover.

(ii)	Custodial, wallet, and exchange risks

The Company’s reliance on custodial solutions, both internal and external, presents additional risks of theft, mismanagement, or insolvency of service providers. Cryptocurrency exchanges, although a key source of liquidity, remain less regulated and more prone to fraud, hacking, and operational failures than traditional financial institutions. High-profile collapses of exchanges in recent years underscore the vulnerability of counterparties in this space.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(a)	Technology, digital asset custody & operational continuity (cont’d)

(ii)	Custodial, wallet, and exchange risks (cont’d)

Any exchange failure or wallet compromise could lead to unrecoverable losses of the Company’s inventory, directly harming its financial condition and potentially affecting investor confidence.

(iii)	Systems failures and cyber incidents

Maintaining continuous mining and treasury operations requires resilient IT infrastructure. Risks include cyber intrusions, malware attacks, denial-of-service incidents, and failures due to fire, flood, or other disasters. The Company invests in redundancies, backup power, and ongoing upgrades to infrastructure; however, no system is infallible.

Extended downtime could impair mining output, disrupt treasury functions, and materially reduce revenues. Moreover, reputational harm may arise if customers, partners, or regulators perceive inadequacies in the Company’s controls.

(iv)	Access to economical and reliable power

Cryptocurrency mining is energy intensive. The Company’s operations depend on reliable, large-scale, and competitively priced electricity. Any material increase in power tariffs, supply curtailments, or unfavourable regulatory actions by utilities could erode operating margins. For example, regional energy regulators such as Hydro-Québec have previously imposed moratoria and considered imposing surcharges or operational requirements on cryptomining firms. Similar actions in the future could materially impact the Company’s cost base and profitability.

(v)	Hardware sourcing, pricing and technological obsolescence

The Company’s competitiveness depends on the timely acquisition of state-of-the-art mining machines at reasonable cost. Global demand for mining hardware is highly cyclical, and shortages or supply chain disruptions can lead to inflated prices and delivery delays. Rapid technological advancement further compounds this risk, as newer models quickly supersede older ones, reducing efficiency and revenue potential. If the Company cannot secure updated hardware, it risks being outcompeted by better-capitalized peers.

(vi)	Insurance limitations

Insurance tailored to cryptocurrency mining and custody remains nascent, with limited coverage options available at significant cost. Events such as theft, hacking, or catastrophic facility damage may fall outside standard policies or within exclusions. If uninsured or underinsured losses occur, the Company could experience material financial and operational setbacks.

(vii)	Permits and licenses

Mining and hosting operations may require governmental permits and environmental, zoning, or regulatory approvals.

Inability to obtain or maintain these approvals could restrict growth or increase compliance costs. Unexpected changes in licensing regimes could also impose delays or additional capital requirements.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(a)	Technology, digital asset custody & operational continuity (cont’d)

(viii)	Third-party service providers and software dependencies

The Company’s operations rely on a wide network of third-party vendors, including software developers, cloud computing providers, and specialized contractors. Many of these service providers operate outside of traditional regulatory frameworks, and their internal controls may not be transparent. If such third parties fail to deliver services, suffer outages, or experience breaches of their own systems, the Company may face significant disruptions to its mining, treasury, and reporting functions. Replacing or renegotiating with these providers can be costly and time-consuming, and prolonged service interruptions could materially impair financial performance.

(ix)	Physical facility risks and environmental hazards

Mining operations are highly sensitive to the physical integrity of their facilities. Fire hazards, water damage, structural weaknesses, and HVAC failures present ongoing risks to the safety and continuity of operations.

Furthermore, increasing scrutiny of environmental impact, particularly regarding noise levels, heat emissions, and recycling of obsolete hardware, may expose the Company to community opposition or compliance costs. Any incident or regulatory non-compliance could result not only in financial losses but also in reputational harm, hindering the Company’s ability to expand operations.

(x)	Data integrity and disaster recovery limitations

The Company’s business model requires the storage and processing of vast amounts of financial and technical data. A failure in backup protocols, inadequate disaster recovery systems, or corruption of key data sets could materially impair operations and reporting accuracy. Although the Company has instituted redundancy systems and periodic testing, full resilience cannot be guaranteed. If critical data is lost or compromised, the Company could face operational delays, compliance failures, and increased risk of fraud or misrepresentation, any of which could erode investor and customer confidence.

(b)	Regulatory, market structure & digital asset economics

(i)	Regulatory change and policy actions

The global regulatory environment for cryptocurrencies remains fragmented and dynamic. Some jurisdictions actively support digital asset innovation, while others impose outright bans or restrictive frameworks. The Company faces uncertainty around potential new laws in Canada and internationally that could directly impact mining, ownership, transfer, or taxation of cryptocurrencies. Regulatory shifts could also extend indirectly to the Company’s shares if authorities classify them as linked to restricted activities. In the worst case, regulations could force liquidation of inventories at unfavourable prices, curtail access to exchanges, or prohibit ongoing operations.

(ii)	Banking and payments de-risking

A persistent challenge for cryptocurrency-related businesses is limited access to banking services. Many financial institutions perceive heightened compliance risks, particularly with respect to anti-money laundering and counter-terrorist financing. If the Company’s banking partners reduce or withdraw services, treasury management could be impaired, increasing operational complexity and reputational risk.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(b)	Regulatory, market structure & digital asset economics (cont’d)

(iii)	Exchange and trading-venue fragility

Digital asset markets are young and only partially regulated. Major exchanges have experienced insolvencies, hacks, and abrupt shutdowns. Smaller exchanges may lack sufficient capitalization, while larger venues are attractive targets for cyberattacks or regulatory scrutiny. Because cryptocurrency prices are determined primarily on these venues, any disruption could trigger significant volatility and impair liquidity.

(iv)	Adoption and utility uncertainty

Despite increased awareness, mainstream adoption of cryptocurrencies as a payment method remains limited. Use in retail and commercial markets is small compared with speculative trading. If adoption stalls or reverses, the result may be greater price volatility and diminished long-term value. Since cryptocurrencies have no intrinsic legal tender status, their worth depends on user and merchant acceptance. A collapse in acceptance could render them illiquid or valueless.

(v)	Price volatility and momentum dynamics

Cryptocurrency prices are highly volatile, often driven by sentiment, leverage, or speculative momentum rather than fundamentals. This amplifies the risk of sharp value swings in short periods, leading to potential mark-to-market losses on the Company’s inventory. Momentum pricing creates a feedback loop that can exacerbate both rapid appreciation and sudden crashes.

(vi)	Network economics, reward structure and transaction fees

Mining economics depend on rewards issued by protocols. As block rewards halve approximately every four years, transaction fees are expected to play a larger role. If total rewards prove insufficient to incentivize miners, overall network participation could decline, reducing security and increasing susceptibility to attacks. Lower participation may also reduce block production speed, undermining confidence in the network and indirectly affecting the Company’s revenues.

(vii)	Network difficulty and competition

Bitcoin’s self-adjusting difficulty mechanism means that rising global hash rates dilute per-unit rewards. As competitors with greater scale and efficiency join the network, the Company’s output may decrease despite unchanged costs, potentially eroding profitability. This dynamic could render operations uneconomical if difficulty rises faster than anticipated.

(viii)	Supply and demand shocks, including actions by investment vehicles

The emergence of cryptocurrency investment vehicles, such as exchange-traded funds and trusts, concentrates significant market influence in institutional hands.

Large inflows or redemptions from these vehicles can amplify volatility. Should such entities sell large holdings in a short period, digital asset prices could fall sharply, negatively affecting the Company’s inventory value.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(b)	Regulatory, market structure & digital asset economics (cont’d)

(ix)	Geopolitical and macroeconomic events

Crises such as wars, sanctions, or economic recessions may drive speculative demand for cryptocurrencies as alternative stores of value. These inflows can temporarily inflate prices but are often followed by corrections. Conversely, geopolitical instability may reduce confidence in cryptocurrencies as viable alternatives to fiat, further complicating demand forecasts. The unpredictability of such events creates additional uncertainty in planning and risk management.

(x)	Forced sales to fund operations

The Company may need to liquidate digital assets to meet operational obligations or fund expansion, regardless of prevailing market conditions. If such sales occur during periods of depressed prices, they may crystallize losses and adversely affect cash flow and profitability.

(xi)	Cross-border regulatory inconsistencies

The Company operates in a global marketplace where digital assets frequently cross jurisdictions. Inconsistent or conflicting international rules on mining, custody, taxation, and transfer of cryptocurrencies create ongoing uncertainty. For example, assets legally mined in one country may face restrictions or penalties if transferred or sold in another. Navigating these regulatory patchworks requires significant legal resources and exposes the Company to inadvertent non-compliance risks. Future regulatory divergence may also hinder the Company’s ability to scale internationally.

(xii)	Market manipulation and integrity concerns

Digital asset markets are less regulated than traditional securities exchanges, leaving them vulnerable to practices such as wash trading, spoofing, pump-and-dump schemes, and the influence of large “whale” investors. Such manipulative behaviour can distort pricing, reduce transparency, and undermine confidence in the market as a whole. If manipulation is widespread or persistent, the Company may experience unexpected valuation swings in its inventory, limiting its ability to plan operations, raise capital, or secure counterparties.

(xiii)	Shifts in energy policy and carbon regulation

Governments worldwide are increasingly focused on sustainability and carbon reduction. Mining, as an energy-intensive activity, could be targeted with taxes, levies, or outright restrictions intended to reduce greenhouse gas emissions. Jurisdictions that once welcomed mining may pivot toward more restrictive stances as public pressure mounts. If regulators impose carbon pricing, renewable energy quotas, or limitations on power usage specific to cryptocurrency miners, the Company’s cost structure and long-term viability could be materially affected.

(c)	Financial, corporate, legal & governance

(i)	Liquidity and additional financing

Execution of the Company’s business strategy depends on raising and maintaining adequate capital. There is no guarantee that financing will be available on favourable terms—or at all—when required. Equity financings may dilute existing shareholders, while debt could impose restrictive covenants. Failure to secure necessary funding could result in scaling back or abandoning strategic initiatives and, in extreme cases, threaten the Company’s ability to continue as a going concern.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(c)	Financial, corporate, legal & governance (cont’d)

(ii)	Key personnel

The Company relies heavily on its senior management team and specialized technical staff. Retaining and attracting individuals with cryptocurrency, finance, and technology expertise is highly competitive. Departure of key personnel without suitable replacements could materially disrupt strategy execution and growth.

(iii)	Strategy execution, acquisitions and integrations

As part of its strategy, the Company may pursue acquisitions, joint ventures, or partnerships. Each transaction carries risks related to due diligence, financing, cultural integration, and realization of synergies. Missteps in execution could result in financial losses or distraction from core operations.

(iv)	Conflicts of interest

Some directors and officers may hold positions in or investments in other entities engaged in cryptocurrency or technology businesses. While legal safeguards require disclosure and abstention from conflicted decisions, the perception or reality of conflicts could raise governance concerns or complicate decision-making.

(v)	Litigation and regulatory proceedings

The Company may face legal or regulatory claims in the ordinary course of business. Even if ultimately resolved favourably, such proceedings can consume management resources and generate costs. Adverse rulings may result in penalties, damages, or operational restrictions.

(vi)	Intellectual property claims

Third parties may assert that the Company’s activities infringe upon their intellectual property rights. Defending such claims, regardless of merit, can be costly and disruptive. Unfavourable outcomes could affect the Company’s ability to operate or diminish confidence in cryptocurrencies generally.

(vii)	Dividend policy

The Company has not declared dividends and does not expect to do so in the foreseeable future. Future dividend decisions, if any, will depend on profitability, liquidity, and Board discretion. Shareholders should not expect income from dividends in the near term.

(viii)	Tax attributes and compliance risks

The Company has approximately $24 million of tax loss carryforwards that may offset future taxable income. Utilization depends on continued profitability and acceptance by the Canada Revenue Agency. If disallowed, future tax liabilities may increase.

Furthermore, uncertainty remains regarding the treatment of cryptocurrency mining under commodity tax regimes such as GST, HST, and QST. Adverse assessments or interpretive changes could delay refunds or reduce working capital.

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

15.	RISK FACTORS AND UNCERTAINTIES (CONT’D)

(c)	Financial, corporate, legal & governance (cont’d)

(ix)	Income and commodity tax uncertainty

Complex and evolving tax rules pose ongoing risks. Disputes with authorities may result in additional taxes, penalties, or interest. Even with proactive compliance, interpretations may shift, creating potential liabilities.

(x)	Competition and market perception

The Company competes with other miners and digital asset firms for resources, customers, and investor attention. Negative industry events—such as exchange failures, hacks, or regulatory crackdowns—can tarnish sentiment and reduce valuations across the sector, affecting the Company even if it is not directly implicated.

(xi)	Dependence on capital markets sentiment

As a publicly traded entity, the Company’s valuation and access to capital are closely tied to investor sentiment toward the digital asset sector. Market downturns, scandals involving other blockchain companies, or broader declines in technology stocks may limit the Company’s ability to issue equity or debt on acceptable terms. A sudden contraction in available financing could force the Company to curtail growth initiatives, restructure operations, or sell assets at distressed values.

(xii)	Internal control and financial reporting risks

The complexity of accounting for digital assets, coupled with evolving standards under IFRS, creates heightened risk of errors or misstatements in the Company’s financial disclosures. Inadequate internal controls, resource constraints in finance teams, or reliance on manual reconciliation processes could result in delayed filings, restatements, or regulatory scrutiny. Such outcomes would undermine credibility with investors and may limit access to financing or strategic partners.

(xiii)	Reputational exposure and stakeholder confidence

The Company operates in a sector that is often subject to intense media attention and public debate. Negative coverage—whether linked to cybersecurity incidents, environmental concerns, or unrelated events in the digital asset industry—can affect the Company’s reputation even in the absence of direct involvement. Erosion of stakeholder confidence may impair the Company’s ability to attract and retain employees, customers, and investors, creating a self-reinforcing cycle that hampers growth and long-term resilience.

16.	DISCLOSURE CONTORLS AND PROCEDURES/ INTERNAL CONTROL OVER FINANCING REPORTING

As a venture issuer, the Company has filed basic certificates under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”).

Management’s Discussion and Analysis	BITZERO BLOCKCHAIN INC.
(Expressed in United States Dollars, unless otherwise noted)	Year ended September 30, 2025

16.	DISCLOSURE CONTORLS AND PROCEDURES/ INTERNAL CONTROL OVER FINANCING REPORTING (CONT’D)

The certifying officers do not make representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. Inherent limitations on the ability of management to design and implement DC&P and ICFR may result in misstatements or omissions that are not prevented or detected. There has been no change in the Company’s ICFR during the period that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR. Inherent limitations on the ability of management to design and implement DC&P and ICFR may result in misstatements or omissions that are not prevented or detected.

17.	OUTLOOK

Management expects post halving mining economics to remain challenging and highly sensitive to BTC price, transaction fees and network difficulty. The Company’s near term priorities are: (i) increasing energy efficiency and hashrate per MW through new miner deployments; (ii) expanding hosting revenue to improve cash flow stability; (iii) optimizing grid flexibility revenues in Norway; and (iv) maintaining disciplined capital allocation. These expectations constitute forward looking information and are based on the assumptions described under “Forward Looking Information.”. See ‘Cautionary Note Regarding Forward-Looking Information’ for important assumptions and risk factors.

18.	OUTSTANDING SHARE DATA

As at September 30, 2025, the Company’s outstanding share data is as follows:

●	Common shares outstanding: 426,295,923
●	Stock options outstanding: 9,080,333

○	Weighted average exercise price: $0.19

○	Weighted average remaining life: 1.4 years

○	Options exercisable: 8,580,333

●	Restricted Share Units (RSUs) outstanding: 48,476,100

○	RSUs vested: 9,571,233

●	Convertible debentures outstanding: $947,364 principal amount.

○	Convertible at CAD $0.40 per share at the Company’s option after maturity.

For a detailed breakdown of the Company’s outstanding securities, including exercise prices, expiry dates, vesting conditions, and any changes subsequent to year end, please refer to Section 4 (Subsequent Events) and Section 9 (Material Transactions).

19.	FILING

These documents have been filed electronically with the Canadian securities regulators through the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) and may be accessed through SEDAR+’s website at www.sedarplus.ca.